UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release from Seadrill Limited (the "Company") dated April 8, 2010 announcing the appointment of Esa Ikäheimonen as Chief Financial Officer and Senior Vice President of Seadrill Management AS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: April 9, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - New CFO appointed in Seadrill

Hamilton, Bermuda, April 8, 2010 - Esa Ikäheimonen has been appointed Chief Financial Officer and Senior Vice President of Seadrill Management AS. He currently serves as Executive Vice President and CFO of Pöyry PLC, a global consulting and engineering company with head office in Finland.

Prior to joining Pöyry in early 2009, Mr Ikäheimonen served with Royal Dutch Shell for almost 20 years. At Shell, he held several senior positions as Regional Vice President Finance for Upstream in both Africa and the Middle-East, Finance and Commercial Director in Qatar and Downstream Finance Director for Scandinavia. He also has an extensive M&A experience through acting as a Portfolio Manager for Oil Products Europe. Mr Ikäheimonen holds a Master degree in Law from the University of Turku in Finland.

Alf C Thorkildsen, Chief Executive Officer in Seadrill Management AS says, "We are very pleased to have Esa Ikäheimonen joining our team. His extensive international oil and gas industry experience as well as his broad financial skills will strengthen our ability to grow the Company further".

Esa Ikäheimonen will join the Company during second half of 2010. He is a Finnish citizen, 45 years of age, married with three children.

In connection with his appointment, Mr Ikäheimonen has been awarded 150,000 options with five years maturity to acquire shares in Seadrill at strike price of NOK137.4 per share. The options vest equally over a three year period.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act).